Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

Via EDGAR and Facsimile

November 15, 2010

Yong Kim
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549, USA
Facsimile Number: +1 (202) 772-9203

Re:	Huaneng Power International, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 19, 2010
File No. 1-13314

Dear Ms. Kim:

We refer to your comment letter dated November 2, 2010 regarding the Form 20-F of Huaneng Power International, Inc. for the fiscal year ended December 31, 2009 filed with the United States Securities and Exchange Commission (the “Commission”) on April 19, 2010 with the file number 1-13314 (the “Comment Letter”).  We received the Comment Letter via facsimile on November 2, 2010.  Set forth below are our responses to your comments raised in you letter. For your convenience, we have also restated your comments below in italics.

1. Consolidation, p. F-14

We have reviewed your response to comment 1 in our letter dated September 3, 2010. as requested in our prior comment, please tell us the substance and reasons for your common control acquisition. In doing so, tell us whether the common control acquisitions were for strategic business and/or operational reasons or whether they were conducted as a reorganization of entities by China Huaneng Group (ultimate parent company) and/or Huaneng International Power Development Corporation (immediate parent company).

Responses:

The Company respectfully advises the Staff that the common control acquisitions were undertaken to achieve strategic business growth and getting access to good quality power assets. To elaborate, an important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from China Huaneng Group (“Huaneng Group”) and Huaneng International Power Development Corporation (“HIPDC”) on commercially reasonable terms. Successful acquisitions through Huaneng Group and HIPDC in the past have demonstrated the following advantages of transacting with both parties:

(a)	Huaneng Group is committed to continuously support the development of the Company via transferring good quality power assets into the Company;
(b)	Both Huaneng Group and HIPDC have agreed to give us preferential rights in the power development business and power assets transfers (as disclosed in page 20 of 2009 Form 20-F);
(c)
The management and internal control system of Huaneng Group is at high standard among Chinese companies, therefore the power assets provided by Huaneng Group and HIPDC would be generally at good shape and quality.

Based on above advantages, the Company have obtained good quality assets at reasonable and fair price through past common control acquisitions from Huaneng Group and HIPDC.

2009 common control acquisitions

The strategic business reasons for 2009 common control acquisitions include:

(a)	Acquisition of Huaneng Beijing Co-generation Limited Liability Company and Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company

These acquisitions were expected to lead the Company to enter into the power markets of Beijing and Tianjin and help to strengthen the Company’s leading position in the economic region around Bohai, an area with rapid economic growth and strong power demand.

(b)	Acquisition of Huaneng Qidong Wind Power Generation Co. Ltd.

The acquisition has established a good social image of emphasizing environmental protection for the Company which is in line with the development strategy and long-term benefits of the Company.

The above common control acquisitions conducted in 2009 were for strategic business and operational reasons and not just reorganizations of entities by Huaneng Group or HIPDC.

2. Revenue and Segment Information, p. F-38

We have reviewed your response to comment 2 in our letter dated September 3, 2010 and have the following comments:

•
Although you state in your response that your Singapore operating segment did not meet any of the quantitative thresholds described in paragraph 13 of IFRS 8, page 8 of your filing states that “The total assets and revenue of Tuas Power represented approximately 13% and 14%, respectively, of our total assets and revenue as of and for the year ended December 31, 2009.” Given this disclosure and the amounts presented on page F-42 related to Singapore, it appears that Singapore exceeds the ten percent described in paragraph 13 of IFRS 8. Please advise.

Responses:

According to paragraphs 13 (a) and (c) of IFRS 8, the threshold is 10 percent or more of the combined revenue and combined assets of all reporting segments.  Whereas the denominator used in calculating the percentage numbers disclosed in page 8 in the 2009 Form 20-F as you mentioned are the consolidated revenue and consolidated total assets, that is, have taken into the effect of eliminations of intra-group transactions and balances therefore are smaller than the combined revenue and assets.  Using the combined revenue and combined total assets, the proportion of Singapore power generation segment attributable to combined revenue or combined assets would be below the 10 percent threshold.

•
Please provide us with your analysis of long-term budgeted and historical gross margin which supports your statement that your Singapore and China power operating segments have similar economic characteristics.

Responses:

Based on our analysis, the historical gross margin of year 2009 was 12.21% and 16.61% for Singapore and China power operating segments, respectively. The actual year-to-date gross margin (unaudited) for the nine months ended 30 September 2010 is 9. 98% and 11.81% for Singapore and China power operating segments, respectively.

Both Singapore and China power markets have certain mechanism to affect the tariff to reflect the impact from fluctuation of fuel price. With such macroeconomic mechanism the government would allow and maintain a reasonable gross margin for the power generation industry in the long term. The relatively high gross margin of China power operating segment was mainly due to relatively low fuel price in early 2009 whilst the fuel price has been increasing since the second half of 2009, which would bring the temporary high gross margin back to a reasonable level. Our budgeted gross margin of year 2010 for China operation segment is approximately 12% and for Singapore operations is approximately 10%, which shows the gross margin of China operation segment is going down and the gap is closing. This has been shown through the actual gross margin in 2010 for the nine months ended 30 September 2010 for both Singapore and China power markets, which have been coming close to each other.

•
Furthermore, provided that your Singapore operating segment does not meet the quantitative thresholds in paragraph 13 of IFRS 8 and may be aggregated based on paragraph 12 of IFRS 8, tell us whether or not you believe information about the Singapore operating segment would be useful to users of your financial statements.

Responses:

We are one of the largest power generation companies in China and devoted ourselves to become a leading power enterprise in the China market. A majority of the Company’s operations are in China and our strategy is still focusing on increasing our market share in China power market.  Singapore operations are not significant to our power segment as a whole that includes China. As such we considered the separate presentation of Singapore operations would not significantly affect the investment decisions of our financial statement users, and it is appropriate and reasonable to aggregate the Singapore operations into the overall power segment for disclosure purposes for the current period. However, subject to the development of Singapore operations in the future, we will perform on-going segment reporting assessment and make appropriate disclosures accordingly.

*           *           *

The Company acknowledges the following to the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone at +8610-63226999 or by facsimile at +8610-66412321 if you have any questions.

Sincerely,

By:	/s/ Gu Biquan
Gu Biquan
Vice President and Secretary to the Board Huaneng Power International, Inc.